Filed by FairPoint Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FairPoint Communications, Inc.

Commission File No. 001-32408

This filing relates to the Agreement and Plan of Merger, dated as of January 15, 2007, by and among FairPoint Communications, Inc. (the “Company”), Verizon Communications Inc. (“Verizon”) and Northern New England Spinco Inc. (“Spinco”), as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 20, 2007 (as amended, the “Merger Agreement”), by and among the Company, Verizon and Spinco, pursuant to which, subject to certain conditions, the Company and Spinco will merge, with the Company as the surviving entity (the “Merger”).

Important Information About the Merger

The Company has filed a registration statement, including a proxy statement, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the Merger. The Company urges investors to read the documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about the Company and the Merger, at www.sec.gov, the SEC’s website, when they are available. Investors may also obtain free copies of these documents and the Company’s SEC filings at www.fairpoint.com under the Investor Relations section, or by written request to FairPoint Communications, Inc., 521 E. Morehead Street, Suite 250, Charlotte, NC 28202, Attention: Investor Relations.

The Company and the Company’s directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the Merger and related transactions. Information about the Company’s directors and executive officers is available in the Company’s proxy statement for its 2006 annual meeting of stockholders held on April 24, 2006. Additional information regarding the interests of potential participants will be included in the registration statement and proxy statement and other materials filed or to be filed by the Company with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This filing and the attached material may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of

1934, as amended (the “Exchange Act”), including without limitation, statements containing the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions and statements related to potential cost savings and synergies expected to be realized in the Merger. Because these forward-looking statements involve known and unknown risks and uncertainties, there are important factors that could cause actual results, events or developments to differ materially from those expressed or implied by these forward-looking statements. Such factors include those risks described from time to time in the Company’s filings with the SEC, including, without limitation, the risks described in the Company’s most recent Annual Report on Form 10-K/A on file with the SEC. These factors should be considered carefully and you are cautioned not to place undue reliance on such forward-looking statements. All information is current as of the date of this filing, and the Company undertakes no duty to update this information.

Attached as Annex 1 hereto is an op-ed article which will be submitted to newspapers in Northern New England beginning on June 21, 2007. The material attached as Annex 1 may be deemed soliciting material in connection with the meeting of the Company’s stockholders to be held pursuant to the Merger Agreement and a prospectus in connection with the issuance of common stock of the Company to stockholders of Spinco in the Merger.

Annex 1

Here’s The Deal

We’ll be a financially sound and leading New England Company

By

John Crowley, CFO

FairPoint Communications, Inc.

The discussion around FairPoint’s plans to merge with Verizon’s telephone operations in Vermont, Maine and New Hampshire has sparked some opposition, but many positive comments are coming from those who recognize the benefits.

Like any good company, we respect each viewpoint, and encourage constructive dialog. Now, it is time to focus on the facts about our broadband expansion plan and our intention to hire 600 new positions throughout the region. We know the transaction will be good for customers, employees, shareholders, and for the communities we serve. The result will be a financially sound company with strong cash flow, focused on providing great customer service and advanced high-speed communication services.

Financially Sound

FairPoint is and will be “financially sound” even though some have questioned this. The evidence shows FairPoint clearly has the financial resources to execute the merger with the northern New England operations of Verizon. We are a publicly traded company, with our stock listed on the New York Stock Exchange. Our company currently has an enterprise value of approximately $1.25 billion, demonstrating significant financial resources and access to capital even before the transaction. Furthermore, we have a proven track record, having successfully acquired and integrated 31 local exchange companies spread across 18 states in just 14 years.

We have agreed that Verizon and its stockholders will receive approximately $2.71 billion for their northern New England operations. A little over a billion dollars of that will come from the issuance of additional FairPoint stock to Verizon’s stockholders. The remainder will come from borrowings. Lehman Brothers, Morgan Stanley, Bank of America and other leading financial institutions have already agreed to provide the majority of the debt financing that FairPoint will need to complete the transaction.

Once the merger is complete, FairPoint will be the 8th largest wireline telecommunications company in the U.S. We will be big enough to thrive in today’s dynamic communications marketplace, without sacrificing the local focus that has been and will be FairPoint’s trademark.

After closing, FairPoint expects to have approximately $1.5 billion in revenues, making it one of the largest companies of any type in northern New England. For a local perspective, our revenues will be roughly the same as L.L. Bean’s global sales. Our goal is to be a strong presence in New England

A few critics have speculated about FairPoint’s ability to “handle” the transaction-related debt and still fund its other obligations, such as our commitment to increase broadband availability. In reality, this transaction will result in a reasonable corporate debt to equity ratio and, for comparison purposes, has a more conservative financial structure than most home purchases. Again, over $1 billion of the purchase price will be equity, which equates to a “down-payment” of roughly 37 percent—far greater than most people put down on their homes.

Cash Flow is the Key

Regardless of the debt and equity composition of any purchase, the key factor is whether the combined company after the merger has enough cash flow to cover its obligations. This is where opponents miss the point. We expect the combined company to generate cash flow greater than the amount necessary to cover planned network investment, operating expenses, all debt service and dividends to stockholders. There is even potential for additional cash flow growth depending on new services and efficiencies. All this adds up to a simple fact: we believe FairPoint will be able to make its “mortgage” payments and fund needed improvements, with enough money to spare to cover the unexpected.

As a public company, FairPoint takes seriously its legal obligations to have a sound basis for all statements we make regarding the financial characteristics of our company and the transaction. In addition, FairPoint has provided all relevant financial data to the state regulatory agencies that have responsibility to review the transaction. We trust the ability of these agencies—which exist to ensure the public interest is protected—to analyze the facts and make informed decisions in the best interest of the citizens they serve.

We believe the merger should be approved. Then, FairPoint will have the opportunity to bring first-class, advanced telecommunications services to the citizens of northern New England. We look forward to that opportunity to continue to serve our existing customers as well as our new customers.